Ms. Nili Shah
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-0510
September 14, 2005

Re:	Johnson Controls, Inc.
Comment letter dated August 30, 2005
Commission File No. 1-5097
Dear Ms. Shah:
In response to the comment letter dated August 30, 2005 relating to our Form 10-Q for the periods ended March 31, 2005 and June 30, 2005, the following is Johnson Controls, Inc.’s (the “Company”) response to the Staff’s comments.
Prior Comments 1, 2, and 3: The Commission’s comment was as follows:
We have read your response to prior comments 1, 2, and 3 in our letter dated August 5, 2005. In future filings, please provide this clarifying information in your management’s discussion and analysis. In this regard, please disclose that:
•	The voluntary tax election resulted in a capital loss of $539 million.

•	You utilized $187 million of the capital loss during the six months ended March 31, 2005, resulting in a decrease in your provision for income taxes of $80.5 million as compared to the prior period.

•	You have fully provided for the remaining capital loss of $352 million.

•	The reasons for your full valuation allowance, as identified in the four bullet points in your response to prior comment 2.
As recommended in your letter, the Company will include the above clarifying information in management’s discussion and analysis (“MD&A”) in its Form 10-K for the year ended September 30, 2005. It should be noted that the tax benefit recorded by the Company for the utilization of the $187 million capital loss was $69 million and the remaining $11.5 million tax benefit related to a “check-the-box” election in the Company’s first quarter ended December 31, 2004.
4. The Commission’s comment was as follows:
You state that you have been increasingly offering discounts instead of warranties resulting in a decline in the overall warranty liability. In future filings, if material, please quantify the impact of this trend on your operating results and explain the key business, competitive, political, and/or economic factors for offering these discounts in your management’s discussion and analysis.

Ms. Nili Shah
September 14, 2005

As recommended in your letter, the Company will include the above information, if material, in future filings.
4. The Commission’s comment was as follows:
You state that the decrease in the operating income of Seating & Interiors – North America was primarily due to continued price reductions and material cost pressures and the deconsolidation of a joint venture, partially offset by a favorable mix compared to industry production, operational cost savings and lower engineering expenses. Please quantify the impact of the deconsolidation of the joint venture on the segment’s sales and operating profit. Please also explain to us the basis for consolidation prior to April 1, 2005 and deconsolidation subsequent to that date in accordance with generally accepted accounting principles. As part of your response, please clarify the rights and obligations associated with your equity ownership, as well as any other interests you hold in this joint venture. Please also clarify how operating control of the joint venture is determined and the circumstances resulting in the change in operating control, based on your statement in your Form 8-K filed July 21, 2005, “On April 1, 2005, a seating and interiors joint venture was deconsolidated due to a change in operating control.”
[Redacted Information]
If there are any further comments or questions, please do not hesitate to contact me at (414) 524-3422.
Very truly yours,
JOHNSON CONTROLS, INC.

/s/ Jeffrey Augustin, Vice President and Corporate Controller, for R. Bruce McDonald
R. Bruce McDonald
Vice President and
Chief Financial Officer